Mail Stop 4561

March 24, 2009

Stephen D. Lebovitz
President and Secretary
CBL & Associates Properties, Inc.
Watermill Center
800 South Street, Suite 395
Waltham, Massachusetts 02453-1436

Re: CBL & Associates Properties, Inc.
         Post-effective Amendment No. 2 to Form S-3
         Filed March 12, 2009
         File No. 333-156109

Dear Mr. Lebovitz:

        We have conducted a limited review of your filing and have the following comment. Where indicated, we think you should revise your registration statement in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanations. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Incorporation of Information filed with the SEC, page 1

1. We refer to your annual report on Form 10-K filed on March 2, 2009 and note that the information required by Part III will be incorporated by reference to your proxy statement. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Angela McHale at 202-551-3402 or me at 202-551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

Cc: Jeffery V. Curry, Esq. *(via facsimile)*